COMMENTS RECEIVED ON FEBRUARY 16, 2023

FROM DANIEL GREENSPAN

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Disruptive Automation ETF, Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications ETF, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance ETF, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine ETF, Fidelity Disruptive Medicine Fund, Fidelity Disruptive Technology ETF, Fidelity Disruptive Technology Fund, Fidelity Disruptors ETF, Fidelity Disruptors Fund

N-14 FILED ON JANUARY 20, 2023

N-14 Proxy Statement and Prospectus

1)

C:

The Staff requests we confirm supplementally that the registration statement won’t be used for the sale of shares until after the mergers are complete.

R:

The Registrant confirms that the registration statement will not be used for the sale of shares until after the mergers are complete.

2)

C:

The Staff requests we specify the title of the securities being registered (class(es) of shares).

R:

The Registrant will revise to specify that the securities being registered are shares of the Fidelity Disruptive Automation ETF, Fidelity Disruptive Communications ETF, Fidelity Disruptive Finance ETF, Fidelity Disruptive Medicine ETF, Fidelity Disruptive Technology ETF, and Fidelity Disruptors ETF.

3)

C:

In the letter to shareholders, the Staff requests we add a cross reference directing shareholders to further information, particularly regarding pros and cons, in the information statement.

R:

The Registrant will add the following statement to the letter to shareholders:

“For additional information about the differences between mutual funds and ETFs and the related risks, please refer to “What are the differences between an ETF and a mutual fund?” and “Comparison of Principal Risk Factors” in the accompanying Information Statement/Prospectus.”

4)

C:

In the letter to shareholders, the Staff requests we disclose how an investor can find out if they hold shares through an account that can actually accept ETF shares.

R:

The Registrant will add the following statement to the letter to shareholders:

“If your account number with Fidelity Investments begins with 2aa -2zz, your account cannot hold shares of an ETF. Please contact your broker or call 1-800-544-8544. If you are unsure about the ability of your account to accept shares of an ETF, please contact your broker or financial intermediary.”

5)

Summary - What are the differences between an ETF and a mutual fund?

C:

The Staff notes that risks are mentioned here and requests we add a cross reference to the more detailed discussion of risks.

R:

The Registrant will add the following:

“For additional information about ETF-specific risks associated with an investment in the Acquiring Funds, please refer to the section entitled “Comparison of Principal Risk Factors.””

6)

Summary - Annual Fund and Class Operating Expenses

“As shown below, each Reorganization is expected to result in lower total annual operating expenses for Retail Class and Loyalty Class 1 shareholders of the Acquired Funds. The lower expense ratio will take effect on April 1, 2023, in advance of each Reorganization. On that date, new and amended expense contracts will reduce the expense ratio for Retail Class and Loyalty Class 1 for each Acquired Fund to 0.50%.”

C:

The Staff requests we explain what will happen if the reorganization is not consummated and what will come of the expense contracts.

R:

Although each reorganization is anticipated to be consummated, in the unlikely event that it is not, the expense contracts will remain in place at the reduced rate. Accordingly, the Registrant does not believe that further disclosure is necessary.

7)

Summary - Annual Fund and Class Operating Expenses

“To facilitate the Reorganization, from May 1, 2023 to May 25, 2023, all share classes of each Acquired Fund will be consolidated into Retail Class. For Fidelity Disruptors Fund, the Adviser will voluntarily waive management fees effective May 1, 2023 through conversion. Fidelity Disruptors Fund will incur expenses from its investment in the underlying funds in which it invests, resulting in an expense ratio of 0.50%.”

C:

If the waiver is subject to recoupment, the Staff requests we disclose the terms.

R:

FMR will not recoup any of the amounts waived under the management fee waiver.

8)

Summary - Annual Fund and Class Operating Expenses

“On or before the Closing Date, each Acquired Fund may declare additional dividends or other distributions of its net income and/or net realized capital gains.”

C:

The Staff would like to know if it has been determined whether each acquired fund will declare additional dividends or other distributions of its net income and/or net realized capital gains.

R:

The disclosure is intended to notify shareholders that the funds may make a distribution prior to the mergers. In making this determination, we are considering a number of factors. Each fund has a 5/31 fiscal year end and would normally distribute in July. Once converted to ETFs, the distribution schedule will be March, June, September, and December. Additionally, we are considering each fund’s current tax situation. Since these are shell fund mergers, there is no obligation to distribute income or capital gains prior to the mergers.

9)

The Transactions - Reasons for Reorganization

C:

The Staff requests we expand the discussion to provide in reasonable detail the material factors and conclusions that formed the basis for the board’s recommendation.

R:

The Registrant will revise the disclosure as follows (new disclosure underlined):

“In determining whether to approve the Reorganization, each fund’s Board of Trustees (the Board) considered a number of factors, including the following:

1)

the investment objectives, strategies, and policies of the funds, including the lack of changes to the investment process for each fund;

2)

the fees and expenses and the relative expense ratios of the funds, including the lower expense ratios that would result for Retail Class and Loyalty Class 1 shareholders as a result of the conversions;

3)

the differences between the mutual fund and ETF structures;

4)

the potential benefits of the Reorganization to shareholders of the funds, including potential benefits associated with the ETF structure;

5)

the costs to be incurred by each fund as a result of the Reorganization and the fact that minimal to no transaction costs were anticipated;

6)

the tax consequences of the Reorganization; and

7)

the potential benefit of the Reorganization to FMR and its affiliates.

FMR proposed each Reorganization to the Board at a meeting of the Board held on November 16, 2022. In proposing each Reorganization, FMR advised the Board that each Reorganization would allow Acquired Fund shareholders to benefit from lower costs, the potential for increased tax efficiency, intraday trading, and full daily holdings transparency. The Reorganization will qualify as a tax-free exchange for federal income tax purposes (except with respect to cash received by the shareholders, if any).

The funds’ Board carefully reviewed the proposal and determined that each Reorganization is in the best interests of the shareholders of each fund and that each Reorganization will not result in a dilution of the interests of the shareholders of the funds.”

10)

The Transactions - Description of the Securities to be Issued

C:

The Staff requests we include disclosure discussing any material differences in the rights of shareholders of a mutual fund versus an ETF.

R:

The Registrant will revise the disclosure as follows (new disclosure underlined):

“The Acquired Funds and Acquiring Funds are governed by substantially similar Declarations of Trust and by-laws, except that the Declaration of Trust for Fidelity Covington Trust specifically contemplates issuance and redemption of shares in creation unit aggregations. Because the Acquiring Funds operate as exchange-traded funds and issue and redeem shares in Creation Unit aggregations, shareholders of an Acquiring Fund cannot purchase or redeem individual shares of the Acquiring Fund at NAV. Shares of the Acquired Funds, on the other hand, can be purchased and redeemed directly from the Acquired Funds at NAV.”